9E 9-2-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: [Sept. 2, 2002] [**For the month of** August, 2002]

TELENOR ASA

(Registrant's Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : Form 40-F 9

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes 9 No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Presentasjon

søk: fra 27.07.2002 til 02.09.2002 type melding --- alle ---

Telenor TEL

13.08.02 08:35	TO TERMINATE SONG AGREEMENT	avtaler
31.07.02 16:42	OSLO BØRS-RE.LAST TRADED PRICE	andre børsmeldinger

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13.08.02 08:35 **TEL TO TERMINATE SONG AGREEMENT** avtaler 41K

(Oslo, 13 August 2002) Telenor Business Solutions today announced that it has terminated the business combination agreement with Song Networks, and the offer to participate in a financial restructuring of the company.

For further information see attachment on www.ose.no

Oslo Børs NewsWeb Ticker: TEL Antall meldinger: 5 Fra: 27.07.2002
Meldingstype: ANDRE BØRSMELDINGER Til: 02.09.2002 Vis

31.07.02 16:42 **TEL OSLO BØRS-RE.LAST TRADED PRICE** andre børsmeldinger

Oslo Børs has decided that the last trades in securities TEL and NER on 31/07/2002 shall not be accepted as official trades (refered to the Norex Member Rules section 4.6.3). The trades will not be taken into consideration when calculating indices, or when establishing the last official traded price for the security. The affected indices are recalculated according to the correction. After the correction, the last official traded price for TEL is 27 and for NER 8,25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: Torstein Moland
Name: Torstein Moland
Title: CFO

Date: [Sept. 27, 2002